July 16, 2013

VIA EDGAR

Christian Windsor, Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Jacksonville Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed June 4, 2013 File No. 333-188146 Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 26, 2013 File No. 000-30248

Dear Mr. Windsor:

Jacksonville Bancorp, Inc. (the “Company”) received your letter to the undersigned dated June 14, 2013. Simultaneously with the submission of this letter, we are filing Amendment No. 2 to the Company’s Registration Statement on Form S-1, File No. 333-188146 (the “Amended Registration Statement”).

This letter, together with the Amended Registration Statement, responds to the comments in your letter dated June 14, 2013. This letter repeats the comments from your letter of June 14, 2013, together with responses on behalf of the Company.

Registration Statement on Form S-1

General

1.	Please include information with respect to the last reported sale price and the subscription ratio in a pre-effective amendment to the registration statement. Please also file the Form of Agency Agreement.

We have revised the cover page to provide the last reported sale price of $0.49 on July 15, 2013. We have also filed the Form of Agency Agreement as Exhibit 1.1 to the Amended Registration Statement. We will provide the subscription ratio in a future pre-effective amendment to the Registration Statement, as it cannot be calculated until the record date for the rights offering has been determined.

2.	We note that you have added an underwriter that will act on a best efforts basis to sell the unsubscribed shares in a public offering. Please provide your analysis as to how the public offering can be included on the same registration statement as the rights offering pursuant to Rule 415. In particular, it appears as if the start of the best efforts offering will not commence promptly upon the effectiveness of the registration statement and represents a separate offering from the rights offering.

We have revised the Amended Registration Statement to expressly provide that the public offering will commence concurrently with the rights offering. The public offering will be made pursuant to Rule 415(a)(1)(ix), as an offering that will be commenced promptly and made on a continuous basis.

We have revised the fifth paragraph of the cover page of the Amended Registration Statement to state the following:

“Concurrently with the rights offering, shares of common stock offered by this prospectus that remain unsubscribed for in the rights offering will be offered for sale to the public through Hovde Group, LLC, who we have engaged to act as our financial advisor and sales agent in the public offering. Hovde will act on a “best efforts” basis only. Because the offering is not underwritten by a broker-dealer on a firm commitment basis, there can be no assurance that any unsubscribed shares of common stock we are offering to the public will be sold. The public offering will begin concurrently with the commencement of the rights offering and will expire on the tenth trading day after the expiration of the rights offering, unless we extend it in our sole discretion. However, we will not extend the public offering period beyond an additional ten trading days. We are not requiring a minimum amount of subscriptions to complete the public offering and we reserve the right to accept or reject, in whole or in part, any subscription tendered in the public offering.”

Below we have provided an example of the other revised disclosures included in the Amended Registration Statement in response to this comment.

“Concurrently with the rights offering, shares of common stock offered by this prospectus that remain unsubscribed for in the rights offering will be offered to the public at the subscription price of $0.50 per share through Hovde Group, LLC, who we have engaged to act as our sales agent in the public offering. The public offering will be available only to persons identified by Hovde and/or us, and selected by us in our sole discretion. Hovde will act on a “best efforts” basis only and will not have any obligation or commitment to sell any dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution.

The public offering period will commence concurrently with the rights offering and will expire on the tenth trading day after the expiration of the rights offering, unless we extend it in our sole discretion. However, we will not extend the public offering period beyond an additional ten trading days. We are not requiring a minimum amount of subscriptions to complete the public offering and we reserve the right to accept or reject, in whole or in part, any subscription tendered in the public offering.

During the rights offering period, we will permit prospective investors to submit preliminary nonbinding subscriptions to purchase any shares of our common stock that remain available for issuance following the expiration date of the rights offering. However, a preliminary subscription will not be binding upon an investor until such investor receives a prospectus supplement that sets forth the results of the rights offering and submits an acknowledgement of subscription and its full subscription price for the shares, after the expiration of the rights offering period. For more information, see the section entitled ‘The Public Offering of Unsubscribed Shares.’”

Prospectus Cover Page

3.	Revise the cover page to clearly disclose, if true, that there will not be any minimum offering amount required in order to close the underwritten portion of the offering. Please refer to Rule 10b-9.

We have revised the last sentence of the fifth paragraph on the cover page of the Amended Registration Statement to state the following:

“We are not requiring a minimum amount of subscriptions to complete the public offering and we reserve the right to accept or reject, in whole or in part, any subscription tendered in the public offering.”

We have also clarified in other sections of the Amended Registration Statement that there is no minimum subscription requirement to complete the public offering.

The Rights Offering

Escrow Arrangements; Return of Funds, page 28

4.	You state that for both the rights offering and for the “best efforts” underwritten offering, the escrow agent will release or return funds when the “rights offering is completed or cancelled.” Revise your disclosure to clarify, if true, that the only offering requirements that must be met is that the board determines to complete each offering and accept subscriptions. Make similar changes to your disclosure on page 30.

We have added the following sentence under the subsection “Escrow Arrangements; Return of Funds” on page 28 of the Amended Registration Statement:

“Because there is no minimum amount required to complete the rights offering, the board of directors may determine to complete the offering through the acceptance of subscriptions properly tendered in the rights offering, or may determine to cancel the offering, for any reason, in its sole discretion.”

Similarly, we have added the following sentence under the subsection “Escrow Arrangements” on page 30:

“Because there is no minimum amount required to complete the public offering, the board of directors may determine to complete the offering through the acceptance of some or all of the subscriptions properly tendered in the public offering, or may determine to cancel the offering, for any reason, in its sole discretion.”

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Strategy, page 39

5.	We note your response to comment 11 from our letter dated May 22, 2013. Please address the following:

•	We note that you plan to enhance your disclosures in future filings to clarify your new overall strategy to accelerate the disposition of substandard assets on an individual basis. Please provide us with your proposed disclosures in all instances where you have indicated they will be provided.

In response to the Staff’s comments, we have revised our annual and quarterly disclosures and will include such disclosures, in substantially the form set forth below, in future filings on Form 10-Q and Form 10-K. The Company proposes to provide additional disclosures in our accompanying notes to the Consolidated Financial Statements as well as in our discussion of our Business Strategy within Management’s Discussion and Analysis of Financial Condition and Results of Operations. Cross-references have been incorporated to provide additional details regarding the Company’s 2012 strategy to accelerate the disposition of substandard assets. Please note that proposed disclosures are organized by sub-heading in accordance with our existing disclosures as filed on Form 10-K for the year ended December 31, 2012 and Form 10-Q for the period ended March 31, 2013.

The following disclosures apply to the Form 10-K:

Business Strategy

During the second quarter of 2012, the Company adopted a strategy to accelerate the disposition of substandard assets on an individual customer basis. This strategy materially impacted the Company’s earnings for the year ended December 31, 2012 as a result of the increased provision for loan losses, expenses related to protecting our collateral position, and aggressively pursuing foreclosure actions when necessary. Additionally, the aggressive pursuit of foreclosure actions resulted in an increase in other real estate owned expenses.

With the initial framework established in the second quarter of 2012, this strategic initiative has been, and continues to be, ongoing. The collateral for substandard assets that are deemed impaired is evaluated quarterly and an estimate of fair value of the collateral is determined based on appraised values, current market data such as recent sales of similar properties, discussions with potential buyers and negotiations with existing borrowers. Appraisals are obtained during the regular course of business in accordance with the required appraisal cycle set forth by Bank policy. Based on specific facts and circumstances surrounding a specific loan, off-cycle appraisals may be obtained when new information becomes available to management. Additionally, in certain cases, discounts have been applied to appraised values based on the age of the appraisal, type of loan, general market factors and/or market data regarding sales of similar properties.

The Company received updated appraisals on a majority of its substandard assets during the second half of 2012. As a result of having current appraisals, more modest discounts were required due to the factors noted above. Appraisals were discounted an average of 9% at December 31, 2012 compared to 28% as of June 30, 2012. Likewise, the average discount on OREO appraisals decreased to 10% from 23% as of the same dates. The discounts applied to appraisals are anticipated to remain at these lower levels for the foreseeable future due to recent indicators of stabilization in the local real estate market.

Looking forward, the Company intends to maintain the quality of its loan portfolio by improving the overall credit process including, but not limited to, loan origination disciplines, stricter underwriting criteria, and succinct funding and onboarding processes. In addition, the Company is working to reposition its loan and deposit portfolio mix to better align with our targeted market segment of professional services, wholesalers, distributors and other service industries resulting in greater diversification in our balance sheet. Such improvements have not yet impacted our financial statements but are expected to in future periods.

Asset Sale

On December 28, 2012, the Bank entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with a real estate investment firm (the “Asset Purchaser”) for the purchase by the Asset Purchaser of approximately $25.1 million of the Bank’s loans and other assets for approximately $11.7 million (the “Asset Sale”). The Asset Sale was consistent with the Company’s strategy to accelerate the disposition of substandard assets. Assets underlying the Asset Sale included OREO, non-accrual loans, loan with a history of being past due, and other loans that were part of an overall customer relationship. Proceeds from the Asset Sale included $11.3 million from the sale of loans and $0.4 million from the sale of OREO. The Asset Sale was completed on December 31, 2012 including the immediate transfer of servicing from the Bank.

All assets disposed of in conjunction with the Asset Sale were sold exclusively to the Asset Purchaser due to the relatively small size and composition of the assets being sold, particularly with respect to the current market demand for such loans. The overall pricing methodology employed by management during the Asset Sale was influenced by several factors including, but not limited to, (i) the engagement of a third-party financial advisor, (ii) management’s experience in loan sale activities and knowledge of the local markets in which the Company operates, and (iii) the pricing expectations of prospective buyers.

Additional discounts (i.e., charge-offs) applied in excess of those assessed in the normal course of business represented a combination of the bulk sale value of the loans and the Asset Purchaser’s assumption of risk and expected rate of return. Management reviewed information provided by our third-party financial advisor to evaluate the additional discounts applied to the Asset Sale in comparison to similar transactions and to ensure reasonableness.

Of the $13.3 million in charge-offs related to the Asset Sale, $4.5 million was determined to be due to one or a combination of the following factors: (i) the most recent appraisal (discounted if appropriate), (ii) settlement discussions with the borrower, or (iii) underlying cash flows of the borrower/guarantor as compared to the borrower’s recorded investment. This amount was included in the historical loss component in determining the appropriateness of the Company’s allowance for loan losses as it was determined to be indicative of historical loss experience (under the historically determined allowance for loan loss methodology) and, therefore, determined to be part of management’s estimate of the probable incurred losses on the remainder of the portfolio.

The additional $8.8 million of charge-offs required to expedite the disposition through the Asset Sale were not considered indicative of our historical loss experience and, therefore, were excluded in the determination of the appropriateness of our allowance for loan losses for the remaining portfolio as of December 31, 2012. Asset sales and the respective discounts are not a traditional element of the Company’s normal business activities and, therefore, were excluded in order to properly estimate incurred losses associated with the remainder of the loan portfolio. Further, management does not anticipate an asset sale in the foreseeable future.

For additional information related to the Asset Sale, please refer to Note 5 – Loans and Note 15 – Fair Value in the accompanying notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

                  Note 5 – Loans

As a result of management’s ongoing analysis in the normal course of business, charge-offs had been previously recorded on some of the loans sold in the Asset Sale against the borrower’s principal balance to arrive at the recorded investment. These charge-offs were based on one or a combination of the following factors:

1)	Most recent appraisal (discounted if appropriate) compared to the recorded investment;

2)	Underlying cash flows of the borrower/guarantor as compared to the recorded investment; and

3)	Settlement discussions with the borrower as compared to the recorded investment.

The final Asset Sale price included charge-offs related to ongoing impairment analysis that occurs in the normal course of business, based on facts and circumstances known to management at that time, as well as additional discounts directly related to the Asset Sale. Total charge-offs recorded on December 31, 2012 were $13.3 million, which included $4.5 million in charge-offs included in our allowance for loan losses historical factor. Additional charge-offs in the amount of $8.8 million directly related to the Asset Sale activities were excluded from our allowance for loan losses historical factor as they were not indicative of probable incurred credit losses on the remainder of the portfolio.

                  Note 15 – Fair Value

The decrease in the weighted average discount on appraisals of collateral on impaired loans and OREO from June 30, 2012 to December 31, 2012 is a result of updated appraisals, stabilization in the local real estate market, and disposition values based on offers to purchase and sales of similar properties, among other factors.

The following disclosure applies to the Form 10-Q:

Notes to the Consolidated Financial Statements

                  Note 4 – Loans and Allowance for Loan Losses

The delinquency status of purchased credit impaired loans that resulted from our acquisition of ABI is based on the contractual terms of the loan. In effect, past due status of an acquired loan is determined in the same manner as loans originated by the Bank.

•

You state that the final purchase price was determined based upon a three-tiered pricing hierarchy which was applied on a loan-by-loan basis based upon various qualitative factors you provide in your response. It appears that these qualitative factors represent substantial discounts (33% - 62%) from the principal balance and recorded investment. Tell us whether any similar adjustments were made to the remainder of your substandard assets and explain in detail the reasons for and an understanding of these adjustments.

No similar adjustments were made to the remainder of our substandard assets.

•

Please clarify whether all of your substandard loans received updated appraisal valuations or just the loans sold to the real estate investment firm as part of the asset purchase agreement. If not, please tell us what adjustments, if any, were made to the remainder of your substandard and/or impaired loans along with the corresponding reason(s) to allow for a complete understanding.

A majority of our substandard assets received updated appraisal valuations during the second half of 2012 based on the existing appraisal schedule and in the ordinary course of business. This included some of the loans sold to the real estate investment firm. Based on specific facts and circumstances surrounding a specific loan, off-cycle appraisals may be obtained when new information becomes available to management. In adherence with the Company’s allowance for loan loss policy, if a substandard loan was impaired, it was individually evaluated to determine if a specific reserve was needed. The evaluation to determine a specific reserve is based on one or a combination of the following factors:

1)	Most recent appraisal (discounted if appropriate) compared to the recorded investment;

2)	Underlying cash flows of the borrower/guarantor as compared to the recorded investment; and

3)	Settlement discussions with the borrower as compared to the recorded investment.

The remainder of our substandard assets were analyzed using historical and environmental factors applied to our FAS 5 loans to determine an appropriate allowance for loan losses.

•

Please compare and contrast the underlying reasons for the differences between the discounts applied to the loans sold to the real estate investment firm as part of the asset purchase agreement (33%—62%) and the weighted average discount rates (9% as of December 31, 2012) applied to substandard loans.

Each quarter, management evaluates the weighted average discount on appraisals of collateral on impaired loans (not all substandard loans are impaired) as a component of the allowance for loan loss calculation. The evaluation of these assets is applied on a loan-by-loan basis with consideration given for several factors including, but not limited to, (i) the age of the appraisal, (ii) general market factors, (iii) type of loan, and (iv) market data regarding sales of similar properties. As updated appraisals are obtained by management, discounts are adjusted, as needed, to reflect variations between the current appraised value and the factors noted above. Accordingly, the weighted average discount tends to decrease on collateral-dependent impaired loans as updated appraisals are received and the local real estate market stabilizes.

This is in contrast to the discounts applied to the loans sold in the Asset Sale which reflect not only the charge-offs taken in the ordinary course of business but also additional charge-offs to incorporate the combination of the bulk sale value of the loans and the Asset Purchaser’s assumption of risk and expected rate of return to effectuate the disposition in bulk via the Asset Sale.

Due to the fact that the discounts applied to the loans sold in the Asset Sale and the discounts used to calculate the weighted average discount rate on appraisals of collateral on impaired loans are not the same, these discounts should not be compared.

•

We note that of the $13.3 million in total charge-offs recorded as a result of the loan sale, only $4.5 million was included in the historical loss component with the remainder ($8.8 million) excluded. Please tell us in further detail how you determined the amounts to include and exclude from your determination of the allowance for loan losses as of December 31, 2012.

The determination of the amounts to include in the historical loss factors was based on the Company’s allowance for loan losses methodology as part of our ongoing analysis in the normal course of business as discussed above. All loans sold in the Asset Sale were individually evaluated based on the same criteria applied to impaired loans.

Amounts excluded from the historical loss factors represents losses that were not indicative of historical markdown activities but rather a combination of the bulk sale value of the loans and the Asset Purchaser’s assumption of risk and expected rate of return. Bulk sales and the respective discounts are not a traditional element of the Company’s normal business activities, and management does not anticipate an asset sale in the foreseeable future; therefore, they should be excluded in order to properly value potential losses associated with the remainder of the loan portfolio.

We thank the Staff for its attention to the Company’s filing and for its assistance in processing this filing. Any questions concerning this letter may be directed to the undersigned at (904) 421-3051.

Very truly yours,

/s/ Valerie A. Kendall
Valerie A. Kendall Executive Vice President & Chief Financial Officer Jacksonville Bancorp, Inc.